EXHIBIT 99.1

For Immediate Release 21-38-TR	Date:	September 16, 2021

Teck Partners with SFU to Reduce Bacteria on Campus with

Coptek’s Antimicrobial Copper Patches

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") has partnered with SFU to outfit campuses and student residences with bacteria-fighting antimicrobial copper patches on high-touch surfaces to enhance safety for students and staff as they return this fall.

Health Canada-certified Copper Clean™ Antimicrobial Surface Patches, manufactured by the Canadian company Coptek, continuously kill 99% of bacteria left behind on surfaces. Funded by Teck through its Copper & Health program, the covers have been installed on high-touch surfaces such as frequently used door handles and push bars at SFU campuses.

Installations at Burnaby and Surrey campuses are complete, with more patches to be installed at SFU Vancouver and Burnaby student residence buildings in the coming weeks. More than 1,600 copper patches will be installed across SFU facilities this fall.

Copper is the only solid metal touch surface registered by Health Canada and the U.S. Environmental Protection Agency, proven to eliminate up to 99.9% of bacteria. A pilot on two TransLink buses on high-ridership routes and two SkyTrain cars launched in November 2020 also showed that copper is effective at killing up to 99.9% of bacteria on high-touch transit surfaces.

In addition to the two SFU campuses, Teck has installed antimicrobial copper covers at BCIT’s Burnaby campus and the University of British Columbia’s Faculty of Applied Science buildings. Teck has also supported the installation of antimicrobial copper surfaces in B.C. hospitals including Vancouver General Hospital, Lions Gate Hospital and Kootenay Boundary Regional Hospital. Copper surfaces will also be installed at the Teck Emergency Department at the new St. Paul's Hospital in Vancouver.

Quotes:

Don Lindsay, President and CEO, Teck

"We are proud to partner with SFU on this initiative as part of Teck’s work to expand the use of antimicrobial copper in high-traffic public spaces. Students, staff and our communities are now safer thanks to the leadership of SFU to install these copper surfaces throughout their facilities.”

Larry Waddell, Chief Facilities Officer at Simon Fraser University

“As we welcome our students, faculty, and staff to SFU this fall, creating a safe place for everyone to learn and work remains our top priority. In addition to the measures we have in place, we are very

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pleased that our partnership with Teck to install antimicrobial copper on high touch surfaces can provide another layer of protection for our community.”

Louis Goldberg, Founder, Coptek

"We are humbled to be part of the solution towards returning to everyday life again. We commend SFU's dedication to offer students, faculty, and community members a safer environment. Forward-thinking initiatives like this project can give people comfort that SFU is going above and beyond to keep everyone safe."

About Teck’s Copper & Health Program

Through its Copper & Health program, Teck is working with partners across Canada and beyond to increase the use of copper-infused surfaces in healthcare and public spaces to reduce the spread of infections. When installed on high touch surfaces, copper is a proven killer of bacteria, reducing the spread of infection and improving health outcomes. There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.coppersaveslives.com.

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About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About SFU

As Canada’s engaged university, SFU works with communities, organizations and partners to create, share and embrace knowledge that improves life and generates real change. We deliver a world-class education with lifelong value that shapes change-makers, visionaries and problem-solvers. We connect research and innovation to entrepreneurship and industry to deliver sustainable, relevant solutions to today’s problems. With campuses in British Columbia’s three largest cities—Vancouver, Burnaby and Surrey—SFU has eight faculties that deliver 193 undergraduate degree programs and 144 graduate degree programs to more than 37,000 students. The university now boasts more than 170,000 alumni residing in 145+ countries.

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

SFU Media Contact

Matt Kieltyka

Communications Associate

236.880.2187

matt_kieltyka@sfu.ca

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Coptek Media Contact

Bradley Pines

Marketing Specialist

bradley@coptek.ca

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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